

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

Ms. Elaine Lanfeng Zhao
Chief Financial Officer
China Power Equipment, Inc.
Room 602, 6/F
Block B, Science & Technology Park of Xi Dian University
No. 168 Kechuang Road, Hi-tech Industrial Development Zone
Xi'an, Shaanxi, China 710065

> **Re:** **China Power Equipment, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 30, 2010**
> **Form 10-Q for the fiscal quarter ended September 30, 2010**
> **File No. 333-147349**

Dear Ms. Zhao:

We have reviewed your response dated November 8, 2010 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Notes to Consolidated Financial Statements, page F-5

Note 2 – Summary of Significant Accounting Policies, page F-5

Revenue Recognition, page F-7

1.   Please tell us how you consider the testing, qualifying, return and exchange period in assessing the timing of revenue recognition. Tell us the typical duration of the testing and qualifying period. In that regard, your policy should disclose specifically when you recognize revenue (i.e. upon shipment or after the testing and qualifying period and return and exchange period is complete). Please provide us with your proposed revised disclosure to be included in future filings.

Form 10-Q for the fiscal quarter ended September 30, 2010

Consolidated Statement of Operations, page F-2

2.   We see from page 10 that other income includes consulting fees for providing technical support to potential customers. Please tell us why you record the consulting fees as non-operating income rather than within net income from operations.

Item 4T. Controls and Procedures, page 12

3.   We note your disclosure regarding your officers' conclusions about the effectiveness of the company's disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures when disclosing management's conclusion, if you do so in future filings, please revise your disclosure so that all of the language that follows the word "effective" is consistent with, and not modify, the language that appears in the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15 of the Exchange Act. Alternatively, please remove that definition in your future filings.

        You may contact Leigh Ann Schultz at 202-551-3628 or Kristin Lochhead at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

                                        Sincerely,

                                                        for

                                        Brian Cascio
                                        Accounting Branch Chief